Exhibit 99.1

FORM 51-102F3

Material Change Report

Item	1 Name and Address of Company

Hut 8 Mining Corp. (“Hut”)

24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

Item	2 Date of Material Change

June 26, 2023.

Item	3 News Release

A news release was issued by Hut on June 26, 2023 through the facilities of CISION and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Hut’s issuer profile.

Item	4 Summary of Material Change

On June 26, 2023, Hut announced that, together with its subsidiary, Hut 8 Holdings Inc., it had entered into a US$50 million credit facility with Coinbase Credit, Inc., as lender.

Item	5 Full Description of Material Change

5.1 - Full Description of Material Change

On June 26, 2023, Hut announced that, together with its subsidiary, Hut 8 Holdings Inc. (the “Borrower”), it had entered into a US$50 million credit facility (the “Credit Facility”) with Coinbase Credit, Inc., as lender. The loan proceeds will be used for general corporate purposes.

The Credit Facility provides a US$15 million term loan which was funded on June, 2023. The Credit Facility also provides an option of drawing an additional US$20 million delayed-draw term loan tranche in a second borrowing between one and two months following closing, as well as an option of further drawing an additional US$15 million delayed-draw term loan tranche in a third borrowing within 15 business days following completion of the previously announced merger between Hut and U.S. Data Mining Group, Inc. (d/b/a “US Bitcoin Corp.”) (the “Merger”), in each case subject to maintaining a specified loan-to-value ratio.

All amounts borrowed under the Credit Facility will bear interest at a rate equal to (a) the greater of (i) the federal funds rate on the date of the applicable borrowing, and (ii) 3.25%, plus (b) 5.0%. The Credit Facility matures 364 days after the date of the first borrowing. The obligations under the Credit Facility are secured by the Borrower’s interest in certain Bitcoin held in the custody of Coinbase Custody Trust Company, LLC and are guaranteed by Hut.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item	6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7 Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item	8 Executive Officer

The following senior officer of Hut is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer
Telephone: (647) 521-7433
Email: info@hut8mining.com

Item	9 Date of Report

July 5, 2023.

Cautionary Note Regarding Forward-Looking Information

This material change report includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that Hut expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this material change report that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: the expected use of proceeds from the Credit Facility, Hut’s ability to draw upon one or more tranches of the loan, the timing of each draw and the consummation of the Merger.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut as of the date of this material change report, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID-19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to Hut’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect Hut, please see the “Risk Factors” section of Hut’s Annual Information Form dated March 9, 2023, and Hut’s other continuous disclosure documents which are available on Hut’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described in this material change report as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking information included in this material change report should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking information contained in this material change report is made as of the date of this material change report, and Hut expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.